Exhibit 99.2

Chanson International Holding Announces First Half of Fiscal Year 2025 Financial Results

URUMQI, China, Sep. 4, 2025 /PRNewswire/ -- Chanson International Holding (Nasdaq: CHSN) (the “Company” or “Chanson”), a provider of bakery, seasonal, and beverage products through its chain stores in China and the United States, today announced its unaudited financial results for the six months ended June 30, 2025.

Mr. Gang Li, Chairman of the Board of Directors and Chief Executive Officer of the Company, commented, “In the first half of fiscal year 2025, despite facing various challenges, we have shown resilience and adaptability in a dynamic market. With the revenue growth we achieved, we have successfully maintained our gross margins at above 40%, by enforcing cost control measures and enhancing operating efficiency. Additionally, with an increased cash reserve as of June 30, 2025, we are in a solid position to manage market uncertainties. As we move forward, we remain confident in our long-term growth strategy and execution capabilities. Our expansion initiatives in both the United States and China are expected to remain a key focus of our growth. We aim to further drive revenue by attracting new customers and encouraging repeat business from existing ones. We aim to achieve these results by strengthening opportunistic purchasing, optimizing inventory management, maintaining strong store conditions, and effectively marketing both current and new product offerings. We believe that those efforts will help us navigate short-term headwinds and support long-term growth in the near future.”

First Half of Fiscal Year 2025 Financial Summary

●	Total revenue was $8.7 million, compared to $7.5 million for the same period of last year.

●	Gross profit was $3.9 million, compared to $3.1 million for the same period of last year.

●	Gross margin was 44.5%, compared to 41.5% for the same period of last year.

●	Net loss was $1.0 million, compared to net income of $0.02 million for the same period of last year.

●	Basic and diluted loss per share were $2.87, compared to basic and diluted earnings per share $0.15 for the same period of last year.

First Half of Fiscal Year 2025 Financial Results

Revenue

Total revenue was $8.7 million for the six months ended June 30, 2025, which increased by 15.2%, from $7.5 million for the same period of last year. The increase in revenue was due to increased revenue from the stores in China (the “China Stores”), which was partially offset by decreased revenue from the stores in the United States (the “United States Stores”).

China Stores

Revenue from the China Stores was $7.8 million for the six months ended June 30, 2025, which increased by $1.3 million or 19.7%, from $6.5 million for the same period of last year. The increase was mainly due to the increased revenue from bakery products as well as from other products.

●	Revenue from bakery products was $7.2 million for the six months ended June 30, 2025, which increased by 20.8%, from $5.9 million for the same period of last year. The increase was mainly attributed to the increased revenue generated by the newly opened bakery stores, as nineteen bakery stores have been opened since the second half of fiscal year 2024.

●	Revenue from other products was $0.63 million for the six months ended June 30, 2025, which increased by 8.5%, from $0.58 million for the same period of last year. The increase was mainly due to increased revenue from seasonal products, which was partially offset by decreased revenue from beverage products. Revenue from seasonal products was $0.51 million for the six months ended June 30, 2025, which increased by 39.0% from $0.36 million for the same period of last year. The increase was due to increased revenue from group purchases from corporate customers of the China Stores, as we offered more sales promotions and price discounts to attract more customers and received more group purchases orders. Revenue from beverage products was $0.12 million for the six months ended June 30, 2025, a decrease by 42.9% from $0.22 million for the same period of last year. The opening of new stores by several well-known coffee chain brands in Xinjiang, offering products at very low prices to gain market share, provided customers with more choices and contributed to a decline in beverage product revenue at our China Stores. As of June 30 2025, two coffee bakery stores were closed, one in fiscal year 2024 and another in the six months ended June 30, 2025.

United States Stores

Revenue from the U.S. Stores was $0.9 million for the six months ended June 30, 2025, which decreased by 13.2% from $1.0 million for the same period of last year. The decrease was mainly due to decreased revenue from bakery products and eat-in services, which was partially offset by the slightly increased revenue from beverage products.

●	Revenue from bakery products was $0.22 million for the six months ended June 30, 2025, which decreased by 10.1% from $0.24 million for the same period of last year. The decrease was due to the decreased revenue from Chanson 23rd Street LLC (“Chanson 23rd Street”) and Chanson 1293 3rd Ave LLC (“Chanson 3rd Ave”). Facing increased competition from competitors operating in the same area, Chanson 23rd Street suspended its business operation of bakery products and eat-in services in April 2025 and Chanson 3rd Ave suspended all business operation in January 2025. However, the decrease in revenue from bakery products was partially offset by the increased revenue from Chanson Broadway as we implemented a series of performance-enhancing measures, including extending business hours, optimizing the products mix and offering more sales promotions and price discounts to attract more customers.

●	Revenue from beverage products remained relatively stable at $0.64 million for the six months ended June 30, 2025, with a slight increase by 1.9% from $0.63 million for the same period of last year. The increase was due to the increased revenue of beverage products generated by Chanson Broadway, resulting from implementation of the performance-enhancing measures as mentioned above. The increase was partially offset by the decreased revenue from Chanson 23rd Street, primarily attributable to increased competition from competitors operating in the same area, as well as the decreased revenue from Chanson 3rd Ave resulting from the suspension of business operation as mentioned above.

●	Revenue from eat-in services was $0.05 million for the six months ended June 30, 2025, which decreased by 72.9% from $0.17 million for the same period of last year. As mentioned above, Chanson 23rd Street suspended its business operation of bakery products and eat-in services in April 2025 and Chanson 3rd Ave suspended all business operation in January 2025, hence, revenue from eat-in services decreased for the six months ended June 30, 2025.

Gross Profit and Gross Margin

Gross profit was $3.9 million for the six months ended June 30, 2025, which increased by 23.6% from $3.1 million for the same period of last year. Gross margin was 44.5% for the six months ended June 30, 2025, which increased by 3.0 percentage points from 41.5% for the same period of last year.

Operating Expenses

Operating expenses were $5.1 million for the six months ended June 30, 2025, compared to $3.7 million for the same period of last year.

●	Selling expenses were $2.8 million for the six months ended June 30, 2025, which increased by 26.3%, from $2.2 million for the same period of last year, mainly due to an increase in selling expenses of $0.6 million from the China Stores. The increase in the China Stores was primarily attributable to (i) an increase in salaries and welfare benefit expenses of $0.21 million, as the China Stores hired additional sales staff for the new stores; (ii) an increase in online platform service fees of $0.14 million, resulting from the increased online sales on the third-party platform during the six months ended June 30, 2025; and (iii) an increase in rental expenses, renovation expenses and electricity expenses of $0.08 million, as twenty-three stores have been opened since the second half of fiscal year 2024.

●	General and administrative expenses were $2.2 million for the six months ended June 30, 2025, which increased by 53.7 % from $1.5 million for the same period of last year. The increase was primarily due to an increase in allowance for credit losses of $0.5 million. On April 3, 2023, we entered a loan agreement with Liberty Asset Management Capital Limited (the “Borrower”) to lend the Borrower $2.0 million for two years, with a maturity date of April 3, 2025. Due to the Borrower’s financial distress, we collected $1.5 million upon maturity of the loan, and the remaining balance of 0.5 million was charged off and recognized as the bad debt written-off. The increase in general and administrative expenses was also attributable to the increased audit, legal and professional service fees due to issuance of additional equity security during the six months ended June 30, 2025.

Net Income (Loss)

Net loss was $1.0 million for the six months ended June 30, 2025, compared to net income of $0.02 million for the same period of last year.

Basic and Diluted Earnings (Loss) per Share

Basic and diluted loss per share were $2.87 for the six months ended June 30, 2025, compared to basic and diluted earnings per share of $0.15 for the same period of last year.

Balance Sheet

As of June 30, 2025, the Company had cash of $22.1 million, compared to $12.1 million as of December 31, 2024.

Cash Flow

Net cash used in operating activities was $0.4 million for the six months ended June 30, 2025, compared to net cash provided by $0.8 million for the same period of last year.

Net cash provided by investing activities was $1.5 million for the six months ended June 30, 2025, compared to $1.4 million for the same period of last year.

Net cash provided by financing activities was $8.6 million for the six months ended June 30, 2025, compared to $0.4 million for the same period of last year.

About Chanson International Holding

Founded in 2009, Chanson International Holding is a provider of bakery, seasonal, and beverage products through its chain stores in China and the United States. Headquartered in Urumqi, China, Chanson directly operates stores in Xinjiang, China and New York, United States. Chanson currently manages 60 stores in China, and three stores in New York City while selling on digital platforms and third-party online food ordering platforms. Chanson offers not only packaged bakery products but also made-in-store pastries and eat-in services, serving freshly prepared bakery products and extensive beverage products. Chanson aims to make healthy, nutritious, and ready-to-eat food through advanced facilities based on in-depth industry research, while creating a comfortable and distinguishable store environment for customers. Chanson’s dedicated and highly-experienced product development teams constantly create new products that reflect market trends to meet customer demand. For more information, please visit the Company’s website: http://ir.chanson-international.net/.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can find many (but not all) of these statements by the use of words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the U.S. Securities and Exchange Commission.

For investor and media inquiries, please contact:

Chanson International Holding

Investor Relations Department

Email: IR@chansoninternational.com

Ascent Investor Relations LLC

Tina Xiao
Phone: +1-646-932-7242
Email: investors@ascent-ir.com

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